Form 12b-25
    [As last amended in Release No.34-35113, December 19, 1994, 59 F.R. 67752.]

    U.S. SECURITIES AND EXCHANGE COMMISSION
    WASHINGTON, D.C. 20549

              FORM 12b-25
    NOTIFICATION OF LATE FILING
    (Check One):
    [ ]Form 10-K  [ ]Form 20-F  [X] Form 11-K
    [ ]Form 10-Q [ ] Form N-SAR
    For Period Ended:  December 31, 1996

    [ ]Transition Report on Form 10-K
    [ ]Transition Report on Form 20-F
    [ ]Transition Report on Form 11-K
    [ ]Transition Report on Form 10-Q
    [ ]Transition Report on Form N-SAR
    For the Transition Period Ended:

    Nothing in this form shall be construed
    to imply that the Commission has
    verified any information contained
    herein.

    If the notification relates to a
    portion of the filing checked above,
    identify the Item(s) to which the
    notification relates:

    Part I - Registrant Information
    Westamerica Bancorporation
    1108 Fifth Avenue, San Rafael, CA 94901

    Part II - Rules 12b-25(b) and
    If the subject report could not be
    filed without unreasonable effort or
    expense and the registrant seeks relief
    pursuant to Rule 12b-25(b), the
    following should be completed. (Check
    box if appropriate)
      (a) The reasons described in
    reasonable detail in Part III of this
    form could not be eliminated without
    unreasonable effort or expense;
      (b) The subject annual report,
    transition report on Form 10-K, Form
    20-F, 11-K or Form N-SAR, or portion
    thereof will be filed on or before the
    fifteenth calendar day following the
    prescribed due date; or the subject
    quarterly report or transition report
    on Form 10-Q, or portion thereof will
    be filed on or before the fifth
    calendar day following the prescribed
    due date; and
        The accountant's statement or
    other exhibit required by Rule
    12b-25  has been attached if
    applicable.

    Part III - Narrative
    State below in reasonable detail the
    reasons why Form 10-K, 20-F, 11K, 10-Q,
    N-SAR or the transition report or
    portion thereof could not be filed
    within the prescribed time period.

    Effective April 1, 1996, the Plan
    changed its trustee and recordkeeper.
    Due to difficulties in the
    reconciliation between the trustee and
    recordkeeper records, additional time is necessary to file complete and accurate financials.

    Part IV - Other Information
      (1) Name and telephone number of
    person to contact in regard to  this
    notification.
    Jerry Gamboa  (707) 863-6040
      (2) Have all other periodic reports
    required under section 13 or 15(d) of
    the Securities Exchange Act of 1934 or
    section 30 of the Investment Company
    Act of 1940 during the preceding 12
    months or for such shorter period that
    the registrant was required to file
    such report(s) been filed?  If the
    answer is no, identify report(s).
    [X] Yes
    [ ] No

      (3) Is it anticipated that any
    significant change in results of
    operations from the corresponding
    period for the last fiscal year will be
    reflected by the earnings statements to
    be included in the subject report or
    portion thereof?
    [ ] Yes
    [X] No

      If so: attach an explanation of the
    anticipated change, both narratively
    and quantitatively, and, if
    appropriate, state the reasons why
    a reasonable estimate of the results
    cannot be made.

    Westamerica Bancorporation
    (Name of Registrant as specified in
    charter) has caused this notification
    to be signed on its behalf by the
    undersigned thereunto duly authorized.
    Date: June 30, 1997
    By: Dennis R. Hansen
    Senior Vice President/Controller

    INSTRUCTION: The form may be signed by
    an executive officer of the registrant
    or by any other duly authorized
    representative.  The name and title of
    the person signing the form shall be
    typed or printed beneath the
    signature.  If the statement is signed
    on behalf of the registrant by an
    authorized representative (other than
    an executive officer), evidence of the
    representative's authority to sign on
    behalf of the registrant shall be filed
    with the form.

    Attention:
    Intentional misstatements or omissions
    of fact constitute Federal Criminal
    Violations (see 18 U.S.C. 1001).

    General Instructions:
      1. This form is required by Rule
    12b-25 (17 CFR 240, 12b-25) of the
    General Rule and Regulations under the
    Securities Exchange Act of 1934.
      2. One signed original and four
    conformed copies of this form and
    amendments thereto must be completed
    and filed with the Securities and
    Exchange Commission, Washington, D.C.,
    20549, in accordance with Rule 0-3 of
    the General Rules and Regulations under
    the Act.  The information contained in
    or filed with the Form will be made a
    matter of public record in the
    Commission files.
      3. A manually signed copy of the form
    and amendments thereto shall be filed
    with each national securities exchange
    on which any class of securities of the
    registrant is registered.
      4. Amendments to the notification
    must also be filed on Form 12b-25 but
    need not restate information that has
    been correctly furnished.  The form
    shall be clearly identified as an
    amended notification.
      5. Electronic Filers.  This form
    shall not be used by electronic filers
    unable to timely file a report solely
    due to electronic difficulties.  Filers
    unable to submit a report within the
    time period prescribed due to
    difficulties in electronic filing
    should comply with either Rule 201 or
    Rule 202 of Regulation S-T (Part
    232.201 or Part 232.202 of this
    chapter) or apply for an adjustment in
    filing date pursuant to Rule 13(b) of
    Regulation S-T (Part 232.13(b) of this
    chapter).